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                             August 26, 2020

       Karen Rapp
       Chief Financial Officer
       National Instruments Corporation
       11500 North MoPac Expressway
       Austin, TX 78759

                                                        Re: National
Instruments Corporation
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 20,
2020
                                                            Form 8-K filed July
30, 2020
                                                            File No. 000-25426

       Dear Ms. Rapp:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed July 30, 2020

       Exhibit 99.1
       Reconciliation of GAAP to Non-GAAP Measures, page 10

   1. We note your reconciliations of the Non-GAAP measures, Non-GAAP net income, Non-
                                                        GAAP diluted EPS, and
Non-GAAP Diluted EPS, guidance, include adjustments that are presented net of tax.
We also note that you separately present the corresponding tax effect for each adjustment in
the "Reconciliation of Provision for income taxes to Non-GAAP
                                                        Provision for income
taxes" without explaining how they were calculated. Please revise your reconciliations in
future filings to comply with the guidance in Question 102.11 of the Compliance &
Disclosure Interpretations on Non-GAAP Financial Measures (April 4,
                                                        2018) and clarify the
accompanying disclosure.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Karen Rapp
National Instruments Corporation
August 26, 2020
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameKaren Rapp                              Sincerely,
Comapany NameNational Instruments Corporation
                                                          Division of
Corporation Finance
August 26, 2020 Page 2                                    Office of Technology
FirstName LastName